UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

ENTERPRISE PRODUCTS PARTNERS L.P.

(Name of Issuer)

 Common Units

(Title of Class of Securities)

 293792-10-7

(CUSIP Number)

Richard H. Bachmann

1100 Louisiana Street

10th Floor

Houston, Texas 77002

(713) 381-6500

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

February 15, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.		Name of Reporting Person; S.S. or IRS Identification

Dan L. Duncan

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.		SEC Use Only

4.		Source of Funds
OO

5.		Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

13,466,669
	8.	Shared Voting Power

133,540,777
	9.	Sole Dispositive Power

13,466,669
	10.	Shared Dispositive Power

133,540,777
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

147,007,446
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

34.0%
14.	Type of Reporting Person

IN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings L.P.)	54-2093702

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

120,044,779
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

120,044,779
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

120,044,779
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

27.8%
14.	Type of Reporting Person

PN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.)	51-0371329

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

120,044,779
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

120,044,779
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

120,044,779
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

27.8%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293716-10-6

1.	Name of Reporting Person; S.S. or IRS Identification

	EPCO Holdings, Inc.	20-2936507

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO, BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

120,044,779
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

120,044,779
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

120,044,779
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

27.8%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	EPCO, Inc. (formerly Enterprise Products Company)	74-1675622

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

120,086,279
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

120,086,279
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

120,086,279
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

27.8%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	Dan Duncan LLC	76-0516773

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

13,454,498
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

13,454,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,454,498
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

3.1%
14.	Type of Reporting Person

OO

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	Enterprise GP Holdings L.P.	20-2133626

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

13,454,498
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

13,454,498
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,454,498
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

3.1%
14.	Type of Reporting Person

PN

This Amendment No. 6 on Schedule 13D/A (“Amendment No. 6”) is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings, L.P.), a Delaware limited partnership (“DFIDH”), Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.), a Delaware corporation (“DFI”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), EPCO, Inc. (formerly Enterprise Products Company), a Texas corporation (“EPCO”), Dan L. Duncan LLC, a Texas limited liability Company (“DDLLC”), and Enterprise GP Holdings L.P., a Delaware limited partnership (“GP Holdings”) to amend the Schedule 13D originally filed on August 14, 2003, as amended by Amendment No. 1 thereto, filed September 15, 2003, Amendment No. 2 thereto, filed December 19, 2003, Amendment No. 3 thereto, filed June 2, 2004, Amendment No. 4 thereto, filed August 20, 2004 and Amendment No. 5 filed on April 13, 2005 (the “Original Schedule 13D”), by Dan Duncan, DFIDH, DFI and EPCO.

Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.

Item 1. Security and Issuer.

No change to this Item.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended to read its entirety as follows:

This statement is being filed by Dan Duncan, DFIDH, DFI, EPCO Holdings, EPCO, DDLLC and GP Holdings. Each of Dan Duncan, DFIDH, DFI, EPCO Holdings, EPCO, DDLLC and GP Holdings is referred to herein as a “Reporting Person.”

Dan Duncan’s business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of EPE Holdings, LLC, a Delaware limited liability company and the sole general partner of GP Holdings. GP Holdings is the sole member of Enterprise Products GP, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). The General Partner’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO is an entity controlled by Dan Duncan through Dan Duncan’s 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and the General Partner in its capacity as general partner of the Issuer. In addition, EPCO provides employees and management and administrative services to certain other entities, including GP Holdings and its general partner, TEPPCO Partners, L.P., a publicly traded Delaware limited partnership, and its general partner and Duncan Energy Partners L.P., a publicly traded Delaware limited partnership. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business address and principal office address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.

EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DFI is a wholly-owned subsidiary of EPCO Holdings. DFI has no independent operations and its principal function is to indirectly hold EPCO Holdings’ equity interest in the Issuer. DFI’s principal business address and principal office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

DFIDH is an indirect wholly-owned subsidiary of DFI (which is a wholly-owned subsidiary of EPCO Holdings). DFIDH has no independent operations and its principal function is to hold DFI’s indirect equity interest in the Issuer. DFIDH’s principal business address and principal office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

DD LLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD LLC. DD LLC owns 100% of the membership interests in EPE Holdings, LLC, the sole general partner of GP Holdings. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in the Issuer, equity interests in GP Holdings and other personal investments of Dan Duncan. DD LLC’s principal business address is 1100 Louisiana, Suite 1000, Houston, Texas 77002.

GP Holdings is owned by its public unitholders (with a 13.3% limited partnership interest), DFI (with an 80% limited partner interest), DDLLC (with a 4.19% limited partner interest and an indirect .01% general partner interest) and the remainder by various affiliates of EPCO. The assets of GP Holdings consist of a 100% membership interest in the General Partner and 13,454,498 Common Units of the Issuer. GP Holdings’ principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings and DFI and the managers and executive officers of DDLLC.

During the last five years, no Reporting Person nor, to the best of their knowledge, any entity or person with respect to whom information is provided in Appendix A to this Amendment No. 6 in response to this Item has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by adding the following at the end of such item:

In February 2005, Dan Duncan, the Duncan Family 2000 Trust (the “2000 Trust”) and DFIDH purchased 8,278 Common Units, 75,526 Common Units and 1,189,414 Common Units, respectively, pursuant to the Issuer’s Distribution Reinvestment Plan (the “DRIP”) at an average price of $25.22 per Common Unit. In May 2005, Dan Duncan and the 2000 Trust purchased 8,775 Common Units and 90,620 Common Units, respectively, pursuant to the DRIP at an average price of $24.77 per Common Unit. In August 2005, Dan Duncan and the 2000 Trust purchased 9,170 Common Units and 76,644 Common Units pursuant to the DRIP at an average price of $24.69 per Common Unit. In November 2005, Dan Duncan and the 2000 Trust purchased 9,635 Common Units and 80,532 Common Units, respectively, pursuant to the DRIP at an average price of $24.46 per Common Unit. The sources of funds for such purchases were the quarterly cash distributions paid by the Issuer on those dates with respect to the Common Units held by the purchasers.

In February 2006, Dan Duncan and the 2000 Trust purchased 10,281Common Units and 85,916 Common Units, respectively, pursuant to the DRIP at an average price of $23.74 per Common Unit. In May 2006, Dan Duncan and the 2000 Trust purchased 12,953 Common Units and 111,911 Common Units, respectively, pursuant to the DRIP at an average price of $23.89 per Common Unit. In August 2006, Dan Duncan, the 2000 Trust and DFIDH purchased 15,463 Common Units, 110,139 Common Units and 1,966,354 Common Units, respectively, pursuant to the DRIP at an average price of $25.43 per Common Unit. In November 2006, Dan Duncan and the 2000 Trust purchased 15,507 Common Units and 110,425 Common Units, respectively, pursuant to the DRIP at an average price of $26.24 per Common Unit. The sources of funds for such purchases were the quarterly cash distributions paid by the Issuer on those dates with respect to the Common Units held by the purchasers.

In December 2005, Dan Duncan purchased 125,000 Common Units on the open market at an average price of $23.71 per Common Unit. In March 2006, Mr. Duncan purchased 161,503 Common Units on the open market at an average price of $24.37 per Common Unit. In April 2006, Mr. Duncan purchased 1,500 Common Units on the open market at a price of $24.93 per Common Unit. The source of the funds used to purchase these Common Units was cash on hand.

In December 2005, the 2000 Trust purchased 198,000 Common Units on the open market at an average price of $23.66 per Common Unit. In June 2006, Mr. Duncan purchased 70,000 Common Units on the open market at an average price of $24.12 per Common Unit. The source of the funds used to purchase these Common Units was cash on hand and borrowings under the 2000 Trust’s margin brokerage account with UBS Securities LLC.

In January 2007, the 2000 Trust purchased 233,300 Common Units on the open market at an average price of $29.32 per Common Unit. In February 2007, the 2000 Trust purchased an additional 5,200 Common Units on the open market at a price of $29.60 per unit. The source of the funds used to purchase these Common Units was cash on hand, borrowings under the 2000 Trust’s margin brokerage account with UBS Securities LLC and an advance from EPCO.

In November 2006, EPCO purchased 7,000 Common Units on the open market at a price of $28.26 per Common Unit. In December 2006, EPCO purchased 34,500 Common Units on the open market at a price of $28.94 per Common Unit. The source of the funds used to purchase these Common Units was cash on hand and borrowings under EPCO’s margin brokerage account with Sanders Morris Harris.

Item 4. Purpose of the Transaction.

No change to this Item.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is deleted in its entirety and the following is substituted in lieu thereof:

(a) DFIDH holds directly 120,044,779 Common Units. DFIDH is an indirect wholly-owned subsidiary of DFI. Accordingly, DFI has an indirect beneficial ownership interest in the 120,044,779 Common Units owned by DFIDH.

DFI is a wholly-owned subsidiary of EPCO Holdings. Therefore, EPCO Holdings has an indirect beneficial ownership interest in the 120,044,779 Common Units held by DFIDH. EPCO Holdings is a wholly-owned subsidiary of EPCO. Therefore, EPCO also has an indirect beneficial ownership interest in the 120,044,779 Common Units held by DFIDH.

GP Holdings holds directly 13,454,498 Common Units. DDLLC controls GP Holdings with its indirect .01% general partner interest. DFI and DDLLC hold 80% and 4.19% limited partner interests, respectively, in GP Holdings. Dan Duncan owns a 100% membership interest in DDLLC. Accordingly, each of Dan Duncan, DDLLC and GP Holdings are the beneficial owners of the 13,454,498 Common Units held by GP Holdings. Dan Duncan shares voting and dispositive powers with respect to these Common Units with the other managers/executive officers of DDLLC shown on Appendix A.

Dan Duncan is the record owner of 900,024 Common Units. Therefore, Dan Duncan exercises sole voting and dispositive power with respect to the 900,024 Common Units that he owns. In addition, Dan Duncan has the sole power to direct the voting and disposition of the Common Units held by (1) the Duncan Family 1998 Trust, which owns 5,918,200 Common Units, and (2) the 2000 Trust, which owns 6,648,445 Common Units. Therefore,

Dan Duncan is also the beneficial owner of the 5,918,200 and 6,648,445 Common Units held by the Duncan Family 1998 Trust and the 2000 Trust, respectively.

Dan Duncan owns 50.437% of the voting stock of EPCO and, accordingly, exercises sole voting and dispositive power with respect to assets of EPCO, but since the 120,044,779 Common Units beneficially owned by EPCO are owned directly by DFIDH, Dan Duncan shares voting and dispositive power over those Common Units with the directors of EPCO Holdings and DFI (and the directors of EPCO) shown on Appendix A. The remaining shares of EPCO capital stock are owned primarily by trusts established for the benefit of members of Dan Duncan’s family. The 120,044,779 Common Units beneficially owned by Dan Duncan through EPCO and EPCO Holdings plus the 13,454,498 Common Units beneficially owned by Dan Duncan through DDLLC, the 41,500 Common Units directly owned by EPCO, the 900,024 Common Units directly owned by Dan Duncan, the 5,918,200 Common Units owned by the Duncan Family 1998 Trust and the 6,648,445 Common Units owned by the 2000 Trust represent a total of 147,007,446 Common Units beneficially owned by Dan Duncan, or 34.0% of the outstanding Common Units (based upon the number of Common Units outstanding on February 9, 2007).

(b) As set forth herein, Dan Duncan has sole voting and dispositive power over the 900,024 Common Units that he owns, the 5,918,200 Common Units owned by the Duncan Family 1998 Trust, and the 6,648,445 Common Units owned by the 2000 Trust. Dan Duncan also has shared voting and dispositive power over the 120,044,779 Common Units beneficially owned by EPCO and the 13,454,498 Common Units beneficially owned by DDLLC.

As set forth herein, EPCO Holdings has shared voting and dispositive power over the 120,044,779 Common Units held by DFIDH (an indirect wholly-owned subsidiary of EPCO Holdings).

As set forth herein, EPCO has shared voting and dispositive power over the 120,044,779 Units beneficially owned by EPCO Holdings (an indirect wholly-owned subsidiary of EPCO).

As set forth herein, DFI (a wholly-owned subsidiary of EPCO Holdings) has shared voting and dispositive power over the 120,044,779 Common Units held by DFIDH, its indirect wholly-owned subsidiary.

As set forth herein, DFIDH has shared voting and dispositive power over the 120,044,779 Common Units held by DFIDH.

As set forth herein, Dan Duncan, DDLLC and GP Holdings have shared voting and dispositive power over the 13,454,498 Common Units held by GP Holdings.

The aforementioned ownership amounts of common units are as of February 9, 2007, our most recent practicable date for this filing on Schedule 13D.

(c) Except as described in Item 3, none of the Reporting Persons have effected any transactions in Common Units in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

Substantially all of the Common Units held by DFIDH are pledged as collateral under EPCO Holdings’ Credit Agreement (the “EPCO Holdings Facility”) filed as Exhibit 99.1 hereto. The EPCO Holdings Facility contains customary and other events of default. Upon an event of default under the EPCO Holdings Facility, a change in control of the Issuer could result.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

99.1

Credit Agreement, dated as of August 18, 2005, by and among EPCO Holdings, Inc., the lenders party thereto, Citicorp North America, Inc., as Bank Agent, Lehman Commercial Paper Inc., as Institutional Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Ins. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 99.4 to Schedule 13D filed with the Commission on September 9, 2005 by Dan L. Duncan and his affiliates with respect to their ownership interests in Enterprise GP Holdings L.P.).

99.2

Fifth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of August 8, 2005 (incorporated by reference to Exhibit 3.1 to Form 8-K filed August 10, 2005).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2007	/s/ Dan L. Duncan Dan L. Duncan

Dated: February 15, 2007	DFI DELAWARE HOLDINGS L.P. By: DFI Delaware General, LLC, Its general partner By: /s/ Darryl E. Smith Darryl E. Smith Manager

Dated: February 15, 2007	EPCO, Inc. By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President

Dated: February 15, 2007	DUNCAN FAMILY INTERESTS, INC. By: /s/ Darryl E. Smith Darryl E. Smith Treasurer

Dated: February 15, 2007	DAN DUNCAN LLC By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President and Manager

Dated: February 15, 2007	EPCO HOLDINGS, INC. By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President

Dated: February 15, 2007	ENTERPRISE GP HOLDINGS L.P. By: EPE HOLDINGS, LLC, its General Partner By: DAN DUNCAN LLC, its Sole Member By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President and Manager

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

EPCO, INC.

Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO; Other Present Principal Occupation
Dan L. Duncan	Chairman and Director;

Chairman and Director of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC and President and Manager of DD LLC

Randa Duncan Williams	President, Chief Executive Officer and Director;

President and Chief Executive Officer of EPCO Holdings and Executive Vice President and Manager of DD LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer and Secretary of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC and Executive Vice President and Manager of DD LLC

Michael A. Creel	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Financial Officer of EPCO Holdings, Enterprise Products GP, LLC and President, Chief Executive Officer and Director of EPE Holdings, LLC

Dannine Duncan Avara	Vice President of Investment Division and Director

Gregory W. Watkins	Vice President, Corporate Risk

Scott D. Duncan	Vice President of Investment Division

W. Randall Fowler	Senior Vice President, Chief Financial Officer and Treasurer;

Senior Vice President and Treasurer of EPCO Holdings and Enterprise Products GP, LLC and Senior Vice President and Chief Financial Officer of EPE Holdings, LLC

Milane Duncan Frantz	Vice President of Investment Division and Director

Michael J. Knesek	Senior Vice President, Controller and Principal Accounting Officer;

Senior Vice President, Controller and Principal Accounting Officer of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC

Jesse J. Radvansky	Vice President; Executive Vice President of Transportation Division

Robert M. Stark	Vice President; President of Transportation Division

Thomas M. Zulim	Senior Vice President;

Senior Vice President of Enterprise Products GP, LLC

Stephanie Hildebrandt	Assistant Secretary;

Vice President and Assistant Secretary of Enterprise Products GP, LLC and Assistant Secretary of EPE Holdings, LLC

William Soula	Assistant Secretary;

Assistant Secretary of Enterprise Products GP, LLC and EPE Holdings, LLC

A-1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

EPCO HOLDINGS, INC.

Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings; Other Present Principal Occupation
Dan L. Duncan	Chairman and Director;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC and President and Manager of DD LLC

Randa Duncan Williams	President, Chief Executive Officer and Director;

Executive Vice President and Manager of DD LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC and EPE Holdings, LLC and Executive Vice President and Manager of DD LLC

Michael A. Creel	Executive Vice President and Chief Financial Officer;

Executive Vice President and Chief Financial Officer of Enterprise Products GP, LLC and President, Chief Executive Officer and Director of EPE Holdings, LLC

W. Randall Fowler	Senior Vice President and Treasurer;

Senior Vice President, Chief Financial Officer and Treasurer of EPCO and EPE Holdings, LLC and Senior Vice President and Treasurer of Enterprise Products GP, LLC

Michael J. Knesek	Senior Vice President, Controller and Principal Accounting Officer;

Senior Vice President, Controller and Principal Accounting Officer of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

A-2

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

DUNCAN FAMILY INTERESTS, INC.

Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI; Other Present Principal Occupation
Andrew T. Panaccione	Director;

President of CSC Entity Services, LLC

Michael G. Morgan	President and Director;

Vice President – Client Services of CSC Entity Services, LLC

Mary Stawikey	Secretary;

Vice President – Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director;

Vice President – Client Services of CSC Services, LLC

DFI DELAWARE GENERAL, LLC

DFI Delaware General, LLC, a Delaware limited liability company (“DFIDG”), is the general partner of DFI Delaware Holdings L.P. (“DFIDH”). DFIDG is a wholly-owned subsidiary of DFI. DFIDG’s principal business, as general partner of DFIDH, is to manage the business and operations of DFIDH. DFIDG’s principal business address and principal office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

A-3

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan	President and Manager;

Chairman and Director of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Secretary and Manager;

Executive Vice President, Secretary and Chief Legal Officer of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Executive Vice President and Manager;

President and Chief Executive Officer and Director of EPCO

EPE HOLDINGS, LLC

EPE Holdings, LLC, a Delaware limited liability company (“EPE”), is the general partner of Enterprise GP Holdings L.P. (“GP Holdings”). EPE is a wholly-owned subsidiary of DDLLC. EPE’s principal business as general partner of GP Holdings, is to manage the business and operations of GP Holdings. EPE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

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